FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January, 2010

Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Blvd. Manuel Avila Camacho 36
Col. Lomas de Chapultepec
Del. Miguel Hidalgo
11000 Mexico City
Mexico
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....☒.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...☒...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

PRESS RELEASE

CONSORTIUM INCLUDING ICA SIGNS Ps. 9.3 BILLION
CONSTRUCTION AND OPERATION AGREEMENT FOR THE
ATOTONILCO WATER TREATMENT PLANT

Mexico City, January 7, 2010 – Empresas ICA, S.A.B. de C.V. (BMV and NYSE: ICA) announced today that a consortium of which it is a shareholder signed the contract with the National Water Commission, Conagua, for the construction and operation of the Atotonilco water treatment plant in Tula, Hidalgo. The services contract was awarded through an international bidding process.

The consortium will be responsible for the design, elaboration of the executive project, construction, electromechanical equipment, and testing; as well as the operation, conservation, maintenance of the water treatment plant over the 25-year term of the agreement, including electricity cogeneration and the removal and final disposition of all waste and biosolids that are produced.

Of the Ps. 9.3 billion total contract value, ICA expects to record approximately Ps. 2.1 billion in construction backlog related to the project. The contract is a fixed price, fixed term agreement.

The Atotonilco plant is expected to be largest of its kind in Mexico and one of the largest in the world, with a treatment capacity of up to 42 cubic meters of wastewater per second. The plant is expected to treat an average of 23 cubic meters per second of water generated by the Mexico City metropolitan region during the dry season, and an additional 12 cubic meters per second on average during the rainy season, using a physical-chemical process. The plant will be located at the outlet of the Eastern Outlet Tunnel, which is also being built by ICA. The project’s construction phase is expected to generate approximately 7,000 direct and indirect jobs.

This project is part of the Sustainable Water Program for the Valley of Mexico. Including the construction of five other water treatment plants, the Program’s goal is to treat 100% of the wastewater generated by Mexico City and the surrounding metropolitan region of Mexico State.

The treated water is planned to be made available to farmers in the Atotonilco Valley of Hidalgo who do not currently have access to treated water, and will make possible the sustainable development of higher value-added agriculture.

The consortium is made up by Promotora del Desarrollo de América Latina, S.A. de C.V., as leader with 40.8%; ACCIONA Agua S.A. with 24.26%; Atlatec, S.A. de C.V. (a subsidiary of Mitsui & Co., Ltd.) with 24.26%; ICA subsidiary Controladora de Operaciones de Infraestructura, S.A. de C.V. (CONOISA) with 10.2%; and other minority investors.

The resources for the investment will be provided by the National Development Fund, FONADIN, equity capital of the consortium, and commercial bank debt.

This press release may contain projections or other forward-looking statements related to ICA that involve risks and uncertainties. Readers are cautioned that these statements are only projections of future events based on assumptions and estimates ICA believes to be reasonable, but these projections may differ materially from actual future results or events. Factors that could cause actual results to differ materially and adversely include, but are not limited to: changes in general economic, business or political or other conditions in Mexico or changes in general economic or business conditions in Latin America, changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies, increased costs, unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms. Readers are referred to the documents filed by ICA with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to ICA on the date hereof, and ICA assumes no obligation to update such statements.

Empresas ICA, S.A.B. de C.V. was founded in 1947. ICA’s principal lines of business are civil and industrial construction and engineering; housing; and infrastructure operations, including airports, toll roads, and municipal services. For more information please visit www.ica.com.mx

For more information contact:
Alonso Quintana (5255) 5272 9991 x 3653 alonso.quintana@ica.com.mx	In the United States: Zemi Communications
Luciana Garcia (5255) 5272 9991 x 3697 luciana.garcia@ica.com.mx	Daniel Wilson (212) 689 9560 dbmwilson@zemi.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 8, 2010

Empresas ICA, S.A.B. de C.V.
/s/ JOSE LUIS GUERRERO ALVAREZ
Name: José Luis Guerrero Alvarez
Title: Chief Executive Officer